FORM 6-K/A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of June 2004


                        Commission File Number 000-30678

                               GLOBAL SOURCES LTD.
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                 (Translation of Registrant's Name into English)

                                  Canon's Court
                               22 Victoria Street
                            Hamilton, HM 12, Bermuda
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                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F   X           Form 40-F  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes ____                 No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

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                                TABLE OF CONTENTS


Signatures
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Exhibit 99.1      Press Release dated June 8, 2004



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Other Events.


     On June 8, 2004, Global Sources Ltd. issued a press release. This 6-K/A amends and restates in its entirety the Form 6-K filed on June 7, 2004. A copy of the press release is attached as Exhibit 99.1 to this Form 6-K/A and is hereby incorporated by reference herein.

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Financial Statements and Exhibits.


Exhibit 99.1 Press Release dated June 8, 2004.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    GLOBAL SOURCES LTD.
                                    (Registrant)


                                    By: /s/ Eddie Heng Teng Hua
                                        ----------------------------------
                                        Name:   Eddie Heng Teng Hua
                                        Title:  Director and Chief
                                                Financial Officer

Date: June 9, 2004



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                                                                    Exhibit 99.1
FOR IMMEDIATE RELEASE


                                            Global Sources Investor Contacts:
                                            Kirsten Chapman & Moriah Shilton
                                            Lippert/Heilshorn & Associates, Inc.
                                            Tel: (1 415) 433-3777
                                            Fax: (1 415) 433-5577
                                            e-mail:  kirsten@lhai-sf.com

Global Sources Contact in Asia:             Global Sources Contact in U.S.:
Camellia So                                 James W.W. Strachan
Tel: (852) 2555-5023                        Tel: (1 602) 978-7504
Fax: (852) 2518-8764                        Fax: (1 602) 978-7512
e-mail: cso@globalsources.com               e-mail: strachan@globalsources.com


                Global Sources Details Trade Show Growth Strategy

                       China Sourcing Fairs Will Now Serve
                         China's Two Primary Export Hubs


HONG KONG, June 8, 2004 - On May 31, Global Sources Ltd. (Nasdaq NM: GSOL) announced that it signed an agreement to expand its China Sourcing Fairs to Hong Kong. Beginning in 2006 Global Sources will host these shows at the AsiaWorld-Expo. Supplementing the current shows in Shanghai, which serve the Yangtze River Delta economic region, these new shows will serve the Pearl River Delta region adjacent to Hong Kong. Combined, these two regions account for over 60 percent of China's total foreign trade.

The following summarizes recent developments and future plans for Global Sources' China Sourcing Fairs:

     o October 2003: Launched the first China Sourcing Fair in Shanghai. The Electronics & Components trade show featured nearly 600 booths and more than 15,000 buyers from 106 countries. Global Sources generated over $1.3 million in revenue from this single event.

     o April 2004: Held three China Sourcing Fairs in Shanghai: Electronics & Components, Gifts & Home Products and DIY & Home Improvement. Together these shows attracted more than 38,000 buyers from 137 countries. Over 17,500 buyers attended the Electronics & Components show, a 16 percent increase over the October 2003 show, while over 20,000 buyers attended the Gifts & Home Products and DIY & Home Improvement shows. The current capacity of 2,300 booths for the three shows was sold out and revenue totaled $5.7 million.

     o    October 2004: The fall versions of the Fairs are scheduled in
          Shanghai: Electronics & Components (October 11-13) and Gifts & Home Products and DIY & Home Improvement (October 25-27). Based on the success of the spring events, more than 90 percent of the 2,300 booths that are available have been bought by manufacturers. Management anticipates similar revenue to what was achieved in April.

     o 2005: Three China Sourcing Fairs are scheduled for April and another three are scheduled for October, all in Shanghai. These shows will continue to build the company's presence in its three primary industry sectors.


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     o    2006: April and October China Sourcing Fairs will be launched in Hong
          Kong to complement the continuing Shanghai shows. Management anticipates that the Hong Kong China Sourcing Fairs will have capacity for more than 15,000 booths annually, and accordingly, the potential for greater attendance and revenue than the Shanghai Fairs.

     o Ongoing: Global Sources will continue to evaluate launching additional trade shows in other locations and in other industry segments.

Merle A. Hinrichs, Global Sources chairman and chief executive officer said:
"Over the next three years, we plan to invest approximately $50 million in our Hong Kong Fairs to meet the demand for premium booth space from local, Greater China and international exporters. This geographic expansion of our China Sourcing Fairs is another big step in our strategy to enable suppliers to surround their customers and prospects and reach them with messages in print, online and face to face, at trade shows."

Hinrichs continued: "In addition to building our trade show business, our growth strategies include increasing the size of our sales organization, adding new customers, and cross-selling our products and services. We expect these actions will contribute to revenue growth, which we believe will be approximately 19 percent in 2004."

About Global Sources


Global Sources is a leading business-to-business (B2B) media company that facilitates global trade, with a particular focus on the China market, by providing information to international buyers and integrated marketing services to suppliers.

We deliver content to our communities through our leading network of nine vertical marketplaces and 13 geographic portals, and through magazines, CD-ROMs and private catalogs, as well as China Sourcing Fairs and technical events. Our flagship marketplace, Global Sources Online (www.globalsources.com), hosts more marketing and sourcing activity than any other global merchandise trade marketplace.

We serve a growing, independently certified community of more than 409,000 active buyers in over 230 countries and territories. These buyers generate more than 3.9 million inquiries annually for over 130,000 suppliers through Global Sources Online alone. We offer extensive creative services and export consultation through 150 client service officers in Greater China and other leading supply markets, and through our 700 sales representatives who make approximately 40,000 supplier visits monthly. In mainland China, we have 22 years on-the-ground presence, supported by over 1,000 team members in 44 locations throughout the country.

Global Sources' solutions are based on 33 years as a trade magazine publisher serving the global trade community, 13 years as a trade management software developer, 12 years as manager of trade shows in Asia, and eight years as an online marketplace operator.

This news release contains forward-looking statements within the meaning of
Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The Company's actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the Company's business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.




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